UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

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SEC FILE NUMBER 001-38149
CUSIP NUMBER 74930B105

NOTIFICATION OF LATE FILING

(Check one): ☒Form 10-K    ☐Form 20-F    ☐Form 11-K    ☐Form 10-Q    ☐Form 10-D   ☐Form N-SAR    ☐Form N-CSR

For Period Ended:	December 31, 2018

☐	Transition Report on Form 10-K	☐	Transition Report on Form 10-Q
☐	Transition Report on Form 20-F	☐	Transition Report on Form N-SAR
☐	Transition Report on Form 11-K
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has veriﬁed any information contained herein.

If the notiﬁcation relates to a portion of the ﬁling checked above, identify the Item(s) to which the notiﬁcation relates:

PART I — REGISTRANT INFORMATION

RBB Bancorp

Full Name of Registrant

N/A

Former Name if Applicable

1055 Wilshire Blvd., 12th floor

Address of Principal Executive office (Street and Number)

Los Angeles, CA 90017

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be ﬁled without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒

(b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be ﬁled on or before the ﬁfteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be ﬁled on or before the ﬁfth calendar day following the prescribed due date; and

(c)The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be ﬁled within the prescribed time period.

RBB Bancorp (the “Registrant”) has determined that it is unable to file with the Securities and Exchange Commission its Annual Report on Form 10-K for the fiscal year ended December 31, 2018 (the “Form 10-K”) within the prescribed time period without unreasonable effort or expense.  The Registrant required additional time to complete the audit and to finalize the Form 10-K.  The Registrant expects to file the Form 10-K no later than fifteen calendar days following the due date of the Form 10-K.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notiﬁcation

David R. Morris	714	670-2488
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to ﬁle such report(s) been ﬁled ? If answer is no, identify report(s).

☒   Yes    ☐   No

(3) Is it anticipated that any signiﬁcant change in results of operations from the corresponding period for the last ﬁscal year will be reﬂected by the earnings statements to be included in the subject report or portion thereof ?

☐   Yes    ☒   No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

RBB Bancorp

(Name of Registrant as Speciﬁed in Charter)

has caused this notiﬁcation to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 18, 2019	By	/s/ Yee Phong (Alan) Thian
	Name:	Yee Phong (Alan) Thian
	Title:	Chairman, Chief Executive Officer and President